

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 13, 2020

Jianhua Wu
Chief Executive Officer
Sharing Economy International Inc.
No. 9 Yanyu Middle Road
Qianzhou Village, Huishan District, Wuxi City
Jiangsu Province, People's Republic of China

>   **Re: Sharing Economy International Inc.**
>   **Preliminary Information Statement on Schedule 14C**
>   **Filed January 31, 2020**
>   **File No. 001-34591**

Dear Mr. Wu:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Preliminary Information Statement on Schedule 14C

General

1.   It appears that this increase in authorized shares of common stock is related to your share exchange agreement with Peak Equity International Limited and all of the Peak Equity International Limited shareholders. Therefore, please revise your information statement to provide the information required by Items 13 and 14 of Schedule 14A. Alternatively, provide a detailed legal analysis of why you believe you are not required to provide some or all of this information. See Note A of Schedule 14A.

Information on Consenting Stockholders, page 2

2.	You disclose that the 182,305,462 shares held by the consenting stockholder constitutes approximately 90.8% of the issued and outstanding shares of Sharing Economy's common stock. It appears that 182,305,462 shares constitutes 72.9% of your 250,000,000 issued and outstanding shares, which is what you disclose in the table on page 2. Please revise your disclosure to be consistent.

Security Ownership of Certain Beneficial Owners and Management, page 2

3.	Currently, your beneficial ownership table disclosure appears to assume the issuance of the remaining shares to be issued pursuant to the Peak Equity share exchange agreement and gives effect to the proposed amendment to your articles of incorporation that will increase your number of shares of common stock authorized for issuance to 7.45 billion. Since these shares have not yet been issued and the amendment to your articles has not yet taken effect, please also provide separate beneficial ownership disclosure based on your current number of shares of common stock that are issued and outstanding and authorized for issuance.

Executive Compensation, page 3

4.	Please update all of your executive compensation disclosure for fiscal year 2019.

I. Amendment to the Articles of Incorporation..., page 6

5.	The table you provide in this section discloses that you will have 6,950,000,000 shares of common stock authorized and reserved for issuance after the amendment to your articles to increase your number of authorized shares. Please reconcile this amount with your other disclosure on page 6 and elsewhere that indicates that you are still obligated to issue 7,018,360,787 shares of common stock pursuant to the Peak Equity share exchange agreement.

6.	Please revise to disclose the dilutive effect of the increase in authorized shares of common stock and the issuance of the shares of common stock that you are obligated to issue pursuant to the Peak Equity share exchange agreement. Include disclosure in this section that provides the exact amounts of the dilutive effect of this issuance on earnings per share and the book value per share of your common stock. In addition, revise to include the percentage by which the existing stockholders´ ownership will decrease upon this issuance.

7.	Please include a form of the planned amendment to your articles of incorporation with your next filing.

	We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Thomas E. Puzzo, Esq.